Mail Stop 4561

March 25, 2008

Mr. Roman Gregorig, Principal Financial Officer
Quadriga Superfund, L.P.
Ottway Building, P.O. Box 1479
Grand Anse, St. George's Grenada, West Indies

      Re: **Quadriga Superfund, L.P.**
                Form 10-K for the fiscal year ended December 31, 2006
                File No. 0-51634

Dear Mr. Gregorig:

      We have reviewed your third response letter dated January 22, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Related Party Transactions, page 41

1. We note your response to prior comment 1 and the more detailed SAB 99 analysis which you have provided. Please additionally tell us how you evaluated the impact on each series' statements of operations for each of the three years in the three year period ended December 31, 2006 between the method which you apply to account for offering expenses and the method detailed by paragraph 8.24 of the Guide.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief